SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Playa Hotels & Resorts N.V.

(Name of Issuer)

Ordinary Shares, €0.10 par value per share

(Title of Class of Securities)

N70544 106

(CUSIP Number)

Rena Hozore Reiss, Esq. Hyatt Hotels Corporation 71 South Wacker Drive 12th Floor Chicago, Illinois 60606 (312) 750-1234	Michael A. Pucker, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 330 N. Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 16 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544 106	13D	Page 2 of 16 Pages

1.	Names of Reporting Persons Hyatt Hotels Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,786,453[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,786,453[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,786,453[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 12.3%[2]
14.	Type of Reporting Person CO

[1]	Includes 579,602 Ordinary Shares of the Issuer issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants. See Item 4 and Item 5 of this Schedule 13D.
[2]	Based on 103,464,186 Ordinary Shares of the Issuer outstanding as of March 12, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed on March 14, 2017, and including 579,602 Ordinary Shares issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants.

CUSIP No. N70544 106	13D	Page 3 of 16 Pages

1.	Names of Reporting Persons AIC Holding Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,786,453[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,786,453[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,786,453[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 12.3%[2]
14.	Type of Reporting Person CO

[1]	Includes 579,602 Ordinary Shares of the Issuer issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants. See Item 4 and Item 5 of this Schedule 13D.
[2]	Based on 103,464,186 Ordinary Shares of the Issuer outstanding as of March 12, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed on March 14, 2017, and including 579,602 Ordinary Shares issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants.

CUSIP No. N70544 106	13D	Page 4 of 16 Pages

1.	Names of Reporting Persons Hyatt International Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,786,453[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,786,453[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,786,453[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 12.3%[2]
14.	Type of Reporting Person CO

[1]	Includes 579,602 Ordinary Shares of the Issuer issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants. See Item 4 and Item 5 of this Schedule 13D.
[2]	Based on 103,464,186 Ordinary Shares of the Issuer outstanding as of March 12, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed on March 14, 2017, and including 579,602 Ordinary Shares issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants.

CUSIP No. N70544 106	13D	Page 5 of 16 Pages

1.	Names of Reporting Persons Hyatt International Holdings Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,786,453[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,786,453[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,786,453[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 12.3%[2]
14.	Type of Reporting Person CO

[1]	Includes 579,602 Ordinary Shares of the Issuer issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants. See Item 4 and Item 5 of this Schedule 13D.
[2]	Based on 103,464,186 Ordinary Shares of the Issuer outstanding as of March 12, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed on March 14, 2017, and including 579,602 Ordinary Shares issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants.

CUSIP No. N70544 106	13D	Page 6 of 16 Pages

1.	Names of Reporting Persons HI Holdings Playa B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,786,453[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,786,453[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,786,453[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 12.3%[2]
14.	Type of Reporting Person CO

[1]	Includes 579,602 Ordinary Shares of the Issuer issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants. See Item 4 and Item 5 of this Schedule 13D.
[2]	Based on 103,464,186 Ordinary Shares of the Issuer outstanding as of March 12, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed on March 14, 2017, and including 579,602 Ordinary Shares issuable upon exercise of the Founder Warrants and 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants.

CUSIP No. N70544 106	13D	Page 7 of 16 Pages

Item  1. Security and Issuer.

This statement relates to the ordinary shares, €0.10 par value per share (“Ordinary Shares”), of Playa Hotels & Resorts N.V. (f/k/a Porto Holdco, B.V.), a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the “Issuer”). The Issuer’s principal executive offices are located at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands.

Item 2. Identity and Background.

(a)-(c), (f) This Schedule 13D is filed jointly on behalf of Hyatt Hotels Corporation, a Delaware corporation (“Hyatt”), AIC Holdings Co., a Delaware corporation and wholly-owned subsidiary of Hyatt (“AIC”), Hyatt International Corporation, a Delaware corporation and wholly-owned subsidiary of AIC (“HIC”), Hyatt International Holdings Co., a Delaware corporation and wholly-owned subsidiary of HIC (“HIHO”), and HI Holdings Playa B.V., company incorporated under the laws of the Netherlands and wholly-owned subsidiary of HIHO (“HI Holdings”, and together with Hyatt, AIC, HIC and HIHO, the “Reporting Persons”). The address of the principal business office and principal office of Hyatt, AIC, HIC and HIHO is 71 South Wacker Drive, 12th Floor, Chicago, IL, 60606. The address of the principal business office and principal office of HI Holdings is Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands.

The principal business of Hyatt is the development, ownership, operation, management, franchising, licensing and provision of services to a portfolio of properties, consisting of full service hotels, select service hotels, resorts and other properties, including timeshare, fractional and other forms of residential and vacation properties. Each of AIC, HIC, and HIHO are holding companies. The principal business of HI Holdings is holding the Ordinary Shares and activities incidental to holding the Ordinary Shares.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Hyatt, AIC, HIC, and HIHO and each managing director of HI Holdings are set forth on Schedule A hereto and incorporated herein by reference. HI Holdings does not have any executive officers.

The Reporting Persons have entered into a joint filing agreement, dated as of March 21, 2017, a copy of which is attached as Exhibit 4 to this Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor any of the individuals referred to in Schedule A hereto have (a) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. N70544 106	13D	Page 8 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Ordinary Shares beneficially owned by the Reporting Persons were acquired pursuant to a business combination consummated on March 11, 2017 (the “Business Transaction”) pursuant to a Transaction Agreement (the “Transaction Agreement”) entered into on December 13, 2016, and as amended February 6, 2017, by Pace Holdings Corp., a Cayman Islands exempted company (“Pace”), Playa Hotels & Resorts B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Playa”), the Issuer, and New PACE Holdings Corp., a Cayman Islands exempted Company (“New Pace”). Pursuant to the Transaction Agreement, on March 11, 2017, as a result of the merger of Playa with and into the Issuer as contemplated by the Transaction Agreement, HI Holdings, as a holder of Playa ordinary shares, exchanged its Playa ordinary shares for (a) 11,969,741 Ordinary Shares of the Issuer, (b) 1,738,806 Founder Warrants (as defined in Item 4 below) and (c) 237,110 Earnout Warrants (as defined in Item 4 below). As the Ordinary Shares, Founder Warrants and Earnout Warrants were acquired pursuant to the Business Transaction and were not purchased by the Reporting Persons, no funds or other consideration was used to acquire the Ordinary Shares, Founder Warrants or Earnout Warrants.

The foregoing descriptions of the Transaction Agreement and related amendment do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, which is filed herewith as Exhibit 5, and related amendment, which is filed herewith as Exhibit 6, each incorporated herein by reference.

Item 4. Purpose of Transaction.

The securities beneficially owned by the Reporting Persons are held for investment purposes. See Item 3 for a description of the Business Transaction, pursuant to which the Reporting Persons acquired their securities.

On March 11, 2017, in connection with the Business Transaction, the Issuer issued to HI Holdings 1,738,806 warrants (the “Founder Warrants”), each entitling the holder to purchase one-third of an Ordinary Share at an exercise price of one-third of $11.50, pursuant to the Company Founder Warrants Agreement, effective as of March 11, 2017, by and between the Issuer and HI Holdings (the “Founder Warrants Agreement”). Pursuant to the Founder Warrants Agreement, and the terms set forth under the Warrant Agreement, dated March 10, 2017, between the Issuer, Computershare, Inc. and Computershare Trust Company, N.A., the Founder Warrants can be exercised starting on the 30th day after the closing of the Business Transaction. The foregoing description of the Founder Warrants Agreement does not purport to be complete and is qualified in its entirety by reference to the Founder Warrants Agreement, which is filed herewith as Exhibit 8 and incorporated herein by reference.

CUSIP No. N70544 106	13D	Page 9 of 16 Pages

Also on March 11, 2017, in connection with the Business Transaction, the Issuer issued to HI Holdings 237,110 warrants (the “Earnout Warrants”), each entitling the holder to purchase one Ordinary Share, pursuant to the Company Earnout Warrant Agreement, effective as of March 11, 2017, by and between the Issuer and HI Holdings (the “Earnout Warrants Agreement”). Pursuant to the Earnout Warrants Agreement, the Earnout Warrants are exercisable for a five-year period beginning on the closing date of the Business Transaction in the event that the closing price of the Ordinary Shares on the NASDAQ Capital Market (or a successor) is greater than $13.00 for a period of more than 20 days out of 30 consecutive trading days, subject to adjustment, at an initial exercise price of €0.10 per share. The foregoing description of the Earnout Warrants Agreement does not purport to be complete and is qualified in its entirety by reference to the Earnout Warrants Agreement, which is filed herewith as Exhibit 9 and incorporated herein by reference.

The Issuer, TPG Pace Sponsor, LLC, a Cayman Islands exempted company (“Pace Sponsor”), HI Holdings, Cabana Investors B.V., a company incorporated under the laws of the Netherlands (“Cabana Investors”), and Playa Four Pack, L.L.C., a Delaware limited liability company (“Four Pack” and, together with the Cabana Investors, “Cabana”, and together with Pace Sponsor and HI Holdings, the “Designating Shareholders”), are parties to a Shareholder Agreement, dated as of March 10, 2017 and effective as of the Closing (as defined therein) (the “Shareholder Agreement”), pursuant to which, among other things, HI Holdings may designate one director of the Issuer, for so long as HI Holdings holds more than 7,500,000 Ordinary Shares. HI Holdings nominated Stephen G. Haggerty pursuant to the Shareholder Agreement. Mr. Haggerty also serves as an executive officer of Hyatt. The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholder Agreement, which is filed herewith as Exhibit 7 and incorporated herein by reference.

The Issuer has also granted HI Holdings certain registration rights pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of March 10, 2017, with respect to any Ordinary Shares held by HI Holdings (including Ordinary Shares acquired after the effective date of the Registration Rights Agreement or upon the exercise of warrants therefor), which rights include demand rights and piggy-back registration rights, subject to certain exceptions and limitations. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed herewith as Exhibit 10 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with representatives of the Issuer, other shareholders and other persons regarding the Issuer. The Reporting Persons may, at any time and from time to time, purchase additional Ordinary Shares or dispose of any Ordinary Shares held by them.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

CUSIP No. N70544 106	13D	Page 10 of 16 Pages

Item 5. Interest in Securities of the Issuer

(a) – (b) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), HI Holdings may be deemed to beneficially own 12,786,453 Ordinary Shares (including the 579,602 Ordinary Shares issuable upon the exercise of the Founder Warrants and the 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants), which constitutes approximately 12.3% of the Issuer’s Ordinary Shares outstanding, based on 103,464,186 Ordinary Shares outstanding as of March 12, 2017, as set forth in the Issuer’s Current Report on Form 8-K filed on March 14, 2017 and including the 579,602 Ordinary Shares issuable upon exercise of the Founder Warrants and the 237,110 Ordinary Shares issuable upon the exercise of the Earnout Warrants. See Item 4 of this Schedule 13D.

As the direct or indirect corporate parents of HI Holdings, each of Hyatt, AIC, HIC and HIHO may be deemed to beneficially own all securities of the Issuer directly held by HI Holdings. As such, the Reporting Persons share the power to vote and direct the disposition of all such shares.

As described in Item 4 above, HI Holdings is party to a Shareholder Agreement with the other Designating Shareholders. Subject to the termination provisions contained in the Shareholder Agreement, the Shareholder Agreement provides that each of the Designating Shareholders has agreed to vote to elect to the board of directors of the Issuer the designees of the other shareholder signatories designated in accordance with the Shareholder Agreement for the term of the Shareholder Agreement, unless such shareholder ceases to hold the minimum number of Ordinary shares needed for such shareholder to be entitled to designate at least one such director. As a result of these provisions, Pace Sponsor, Cabana and HI Holdings may be deemed members of a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Based solely on the Issuer’s 8-K filed March 14, 2017, the Reporting Persons believe that as of the date hereof Pace Sponsor beneficially owns 7,340,000 Ordinary Shares and Cabana beneficially owns, in the aggregate, 30,168,680 Ordinary Shares, in each case without giving effect to the issuance of any Ordinary Shares upon the exercise of outstanding warrants. Each of the Reporting Persons disclaim beneficial ownership of any securities of the Issuer beneficially owned by Pace Sponsor and/or Cabana.

(c) Except as set forth in Item 4 and this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed on Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the Ordinary Shares listed in this Item 5.

(e) Not applicable.

CUSIP No. N70544 106	13D	Page 11 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Limited Power of Attorney – HI Holdings Playa B.V.

2.	Limited Power of Attorney – AIC Holding Co.

3.	Limited Power of Attorney – Hyatt International Holdings Co.

4.	Joint Filing Agreement, dated as of March 21, 2017, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

5.	Transaction Agreement (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4 filed by the Issuer on January 20, 2017)

6.	Amendment No. 1 to Transaction Agreement (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 filed by the Issuer on February 7, 2017)

7.	Shareholder Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by the Issuer on February 7, 2017)

8.	Company Founder Warrants Agreement (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by the Issuer on March 14, 2017).

9.	Company Earnout Warrant Agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 filed by the Issuer on February 7, 2017).

10.	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by the Issuer on February 7, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     March 21, 2017

Hyatt Hotels Corporation

By:	/s/ Rena Hozore Reiss
Rena Hozore Reiss
Executive Vice President, General Counsel and Secretary

AIC Holding Co.

By:	/s/ Rena Hozore Reiss
Rena Hozore Reiss, as Attorney-in-Fact

Hyatt International Corporation

By:	/s/ Rena Hozore Reiss
Rena Hozore Reiss
Executive Vice President and Secretary

Hyatt International Holdings Co.

By:	/s/ Rena Hozore Reiss
Rena Hozore Reiss, as Attorney-in-Fact

HI Holdings Playa B.V.

By:	/s/ Rena Hozore Reiss
Rena Hozore Reiss, as Attorney-in-Fact

[Signature Page to Schedule 13D]

CUSIP No. N70544 106	13D	Page 13 of 16 Pages

Schedule A

Hyatt Hotels Corporation

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Hyatt are set forth below. If no business address is given, the director’s or executive officer’s business address is 71 South Wacker Drive, Chicago, Illinois 60606. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Hyatt.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Thomas J. Pritzker	Executive Chairman of the Board, Hyatt Hotels Corporation and Chairman and CEO, The Pritzker Organization, L.L.C.	U.S.A.

Mark S. Hoplamazian	President, Chief Executive Officer and Director	U.S.A.

Richard A. Friedman	Partner, Goldman, Sachs & Co.	U.S.A.

Susan D. Kronick	Operating Partner, Marvin Traub Associates	U.S.A.

Mackey J. McDonald	Senior Advisor, Crestview Partners	U.S.A.

Cary D. McMillan	Chief Executive Officer, True Partners Consulting LLC	U.S.A.

Pamela M. Nicholson	President and Chief Executive Officer, Enterprise Holdings, Inc.	U.S.A.

Jason Pritzker	Investment Professional, The Pritzker Organization, L.L.C.	U.S.A.

Michael A. Rocca	Director	U.S.A.

Richard C. Tuttle	Founding Principal, Prospect Partners, LLC	U.S.A.

James H. Wooten, Jr.	Director	U.S.A.

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Thomas J. Pritzker	Executive Chairman of the Board, Hyatt Hotels Corporation and Chairman and CEO, The Pritzker Organization, L.L.C.	U.S.A.

Mark S. Hoplamazian	President, Chief Executive Officer and Director	U.S.A.

Patrick J. Grismer	Executive Vice President, Chief Financial Officer	U.S.A.

Stephen G. Haggerty	Executive Vice President, Global Head of Capital Strategy, Franchising and Select Service	U.S.A.

CUSIP No. N70544 106	13D	Page 14 of 16 Pages

H. Charles Floyd	Executive Vice President, Global President of Operations	U.S.A.

Peter J. Sears	Executive Vice President, Group President – Americas	U.S.A.

David Udell	Executive Vice President, Group President – ASPAC	U.S.A.

Peter Fulton	Executive Vice President, Group President – EAME/SW Asia	U.S.A.

Rena Hozore Reiss	Executive Vice President, General Counsel and Secretary	U.S.A.

Maryam Banikarim	Executive Vice President, Global Chief Marketing Officer	U.S.A.

Anne-Marie Law	Executive Vice President, Chief Human Resources Officer	U.S.A.

AIC Holding Co.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of AIC are set forth below. If no business address is given, the director’s or executive officer’s business address is 71 South Wacker Drive, Chicago, Illinois 60606.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Thomas J. Pritzker	Executive Chairman of the Board, Hyatt Hotels Corporation and Chairman and CEO, The Pritzker Organization, L.L.C.	U.S.A.

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Patrick J. Grismer	Executive Vice President, Chief Financial Officer, Hyatt Hotels Corporation	U.S.A.

CUSIP No. N70544 106	13D	Page 15 of 16 Pages

Hyatt International Corporation

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of HIC are set forth below. If no business address is given, the director’s or executive officer’s business address is 71 South Wacker Drive, Chicago, Illinois 60606.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Thomas J. Pritzker	Executive Chairman of the Board, Hyatt Hotels Corporation and Chairman and CEO, The Pritzker Organization, L.L.C.	U.S.A.

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Patrick J. Grismer	Executive Vice President, Chief Financial Officer, Hyatt Hotels Corporation	U.S.A.

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Patrick J. Grismer	Executive Vice President, Chief Financial Officer, Hyatt Hotels Corporation	U.S.A.

H. Charles Floyd	Executive Vice President, Global President of Operations, Hyatt Hotels Corporation	U.S.A.

Peter J. Sears	Executive Vice President, Group President – Americas, Hyatt Hotels Corporation	U.S.A.

David Udell	Executive Vice President, Group President – ASPAC, Hyatt Hotels Corporation	U.S.A.

Peter Fulton	Executive Vice President, Group President – EAME/SW Asia, Hyatt Hotels Corporation	U.S.A.

Rena Hozore Reiss	Executive Vice President, General Counsel and Secretary, Hyatt Hotels Corporation	U.S.A.

Maryam Banikarim	Executive Vice President, Global Chief Marketing Officer, Hyatt Hotels Corporation	U.S.A.

CUSIP No. N70544 106	13D	Page 16 of 16 Pages

Hyatt International Holdings Co.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of HIHO are set forth below. If no business address is given, the director’s or executive officer’s business address is 71 South Wacker Drive, Chicago, Illinois 60606.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Charles L. Ephraim	Senior Vice President, Global Transactions, Hyatt Hotels Corporation	U.S.A

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Charles L. Ephraim	Senior Vice President, Global Transactions, Hyatt Hotels Corporation	U.S.A.

HI Holdings Playa B.V.

The name, business address, title, present principal occupation or employment and citizenship of each of the managing directors of HI Holdings are set forth below. If no business address is given, the director’s or executive officer’s business address is Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Peter J. Sears	Executive Vice President, Group President – Americas, Hyatt Hotels Corporation	U.S.A.

Stefanie Joanne van der Duijs	Team Leader Legal, TMF Netherlands B.V.	The Netherlands

Paulus Cornelis Gerhardus van Duuren	Team Leader Legal, TMF Netherlands B.V.	The Netherlands